Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	Jun 30-2003	Jun 30-2002	Jun 30-2003	Jun 30-2002	% Change
ASSETS

Cash & equivalents	48,591	73,476	69.5	105.1	-33.9%
Other current assets	215,032	114,964	307.6	164.4	87.0%
Total current assets	263,622	188,440	377.1	269.5	39.9%

PP&E, net	333,925	347,581	477.6	497.2	-3.9%
Other assets	67,817	89,655	97.0	128.2	-24.4%

TOTAL ASSETS	665,364	625,677	951.7	894.9	6.3%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	57,586	33,479	82.4	47.9	72.0%
Other current liabilities	168,360	46,358	240.8	66.3	263.2%
Total current liabilities	225,945	79,837	323.2	114.2	183.0%

Long-term debt (2)	90,002	41,461	128.7	59.3	117.1%
Other long-term liabilities	30,045	33,094	43.0	47.3	-9.2%
Total long-term liabilities	120,047	74,554	171.7	106.6	61.0%

Minority interest	41,104	41,128	58.8	58.8	-0.1%

Stockholders' equity	278,268	430,157	398.0	615.3	-35.3%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	665,364	625,677	951.7	894.9	6.3%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	145,870	89,727	208.6	128.3	62.6%

Total financial debt	147,587	74,940	211.1	107.2	96.9%

Net debt (3)	1,717	(14,787)	2.5	(21.2)	NM

Liquidity ratio	1.17	2.36
Debt / Capitalization	0.32	0.14

(1) Exchange rate: US$ 1.00 = Ch$ 699.12
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets